CONSENT OF INDEPENDENT ACCOUNTANTS



To the Board of Trustees of
Calvert Tax-Free Reserves

     We consent to the incorporation by reference in Post-Effective Amendment No. 43 to the Registration Statement of Calvert Tax-Free Reserves (comprised of the Money Market, Limited-Term, Long-Term, Vermont, and California Money Market Portfolios) on Form N-1A (File Numbers 2-69565 and 811-3101) of our reports dated February 7, 1997, on our audits of the financial statements and financial highlights of the Portfolios, which reports are included in the Annual Reports to shareholders for the year ended December 31, 1996, which are incorporated by reference in the Registration Statement. We also consent to the reference to our Firm under the caption "Independent Accountants and Custodians in the Statements of Additional Information."








                                   COOPERS & LYBRAND, L.L.P.

Baltimore, Maryland
April 15, 1997